UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 22, 2024 (March 18, 2024)

ShoulderUp Technology Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-41076	87-1730135
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 Townpark Drive, Suite 300

Kennesaw, Georgia 30144
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (970) 924-0446

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	SUAC.U	(1)
Class A common stock, $0.0001 par value	SUAC	(1)
Redeemable warrants	SUAC.U	(1)

(1) On December 19, 2023, the NYSE filed a Form 25 to delist the Company securities. The delisting was effective on December 29, 2023. The securities are expected to be quoted on the Pink Sheets.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On March 18, 2024, ShoulderUp Technology Acquisition Corp., a Delaware corporation (“ShoulderUp”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among CID Holdco, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of ShoulderUp (“Holdings”), ShoulderUp Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“ShoulderUp Merger Sub”), SEI Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holdings (“SEI Merger Sub” and together with ShoulderUp Merger Sub, the “Merger Subs”), and SEE ID, Inc., a Nevada corporation (collectively with any predecessor entities, the “Company”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, which is attached as Exhibit 2.1 hereto.

Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (i) ShoulderUp Merger Sub will merge with and into ShoulderUp (the “ShoulderUp Merger”), whereby the separate existence of ShoulderUp Merger Sub will cease and ShoulderUp will be the surviving entity of the ShoulderUp Merger and become a wholly owned subsidiary of Holdings, and (ii) following confirmation of the effective filing of the documents required to implement the ShoulderUp Merger, SEI Merger Sub will merge with and into the Company (the “Company Merger” and together with the ShoulderUp Merger, the “Mergers”), the separate existence of SEI Merger Sub will cease and the Company will be the surviving entity of the Company Merger and a direct, wholly owned subsidiary of Holdings (the “Surviving Company”).

Prior to the Closing, the Company shall cause each Simple Agreement for Future Equity of the Company (the “Company SAFEs”) to be automatically converted into a number of shares of Company Common Stock pursuant to the terms of such Company SAFE.

As a result of the Mergers, among other things, (i) each outstanding share of Company Common Stock (including shares of Company Common Stock outstanding following the conversion of the Company SAFEs), other than any Dissenting Shares, will be cancelled in exchange for the right to receive such number of Holdings Common Stock that is equal to the Exchange Ratio, (ii) each outstanding share of SEI Merger Sub will be cancelled and converted into one share of common stock of the Company Surviving Corporation, (iii) each outstanding share of ShoulderUp Merger Sub will be cancelled and converted into one share of common stock of the ShoulderUp Surviving Corporation, (iv) each outstanding ShoulderUp Unit will be automatically detached and the holder thereof will be deemed to hold one share of ShoulderUp Class A Common Stock and one ShoulderUp Warrant, (v) each outstanding share of ShoulderUp Class B Common Stock will automatically convert into one share of ShoulderUp Class A Common Stock, (vi) each outstanding share of ShoulderUp Class A Common Stock will be cancelled in exchange for the right to receive one share of Holdings Common Stock, and (vii) each outstanding ShoulderUp Warrant will be assumed by Holdings and converted into a warrant to purchase Holdings Common Stock (each, an “Assumed Warrant”).

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties of the parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Company Material Adverse Effect (with respect to the Company) or ShoulderUp Material Adverse Effect (with respect to ShoulderUp). “Material Adverse Effect” as used in the Business Combination Agreement means with respect to the Company or ShoulderUp, as applicable, any event, state of facts, development, change, circumstance, occurrence or effect that (i) is, or would reasonably be expected to be materially adverse to the business, assets and liabilities, results of operations or financial condition of the applicable party and its subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impede the ability of such party or any of its subsidiaries to perform its obligations under the Business Combination Agreement or to consummate the Mergers or any of the other Transactions, in each case subject to certain customary exceptions.

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Additionally, the Company has agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

As promptly as practicable after the execution of the Business Combination Agreement, ShoulderUp and Holdings have agreed to prepare and file with the SEC, a Registration Statement on Form S-4 (as amended, the “S-4 Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and issuance of the Holdings Common Stock and Assumed Warrants to be issued pursuant to the Business Combination Agreement. The S-4 Registration Statement will contain a proxy statement/prospectus for the purpose of (i) ShoulderUp soliciting proxies from its stockholders to approve the Business Combination Agreement, the Transactions and related matters (the “ShoulderUp Stockholder Approval”) at a special meeting of ShoulderUp stockholders (the “Stockholder Meeting”), (ii) providing ShoulderUp’s stockholders an opportunity, in accordance with its organizational documents and initial public offering prospectus, to redeem their shares of ShoulderUp Class A Common Stock (collectively, the “Redemptions”), and (iii) Holdings’ offering and issuance of the Holdings Common Stock and Assumed Warrants in connection with the Transactions.

In addition, prior to Closing, Holdings agreed to amend and restate its certificate of incorporation (the “Holdings Amended and Restated Certificate of Incorporation”). The Holdings Amended and Restated Certificate of Incorporation will include customary provisions for a certificate of incorporation of a Delaware publicly traded company that is traded on Nasdaq.

Conditions to the Parties’ Obligations to Consummate the Mergers

Under the Business Combination Agreement, the parties’ obligations to consummate the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the Mergers and the other stockholder proposals required to approve the Transactions by ShoulderUp’s and the Company’s stockholders, (ii) there shall be no outstanding, pending or threatened Actions, (iii) the effectiveness of the S-4 Registration Statement, (iv) Holdings’ shall be listed on, and in compliance with requirements of, Nasdaq and a supplemental listing shall have been filed with Nasdaq and be effective as of the Closing Date and Holdings shall not have received any notice of non-compliance therewith, and (v) the Aggregate Merger Consideration having been approved for listing.

In addition to these customary closing conditions, ShoulderUp must also hold cash and cash equivilents of at least $6,000,000 immediately prior to Closing, net of Redemptions and liabilities (including the Company’s and ShoulderUp’s transaction expenses).

The obligations of ShoulderUp to consummate the Transactions are also subject to, among other things (i) the representations and warranties of the Company being true and correct, subject to the materiality standards contained in the Business Combination Agreement, (ii) material compliance by the Company with its pre-closing covenants, (iii) the absence of a Company Material Adverse Effect, and (iv) the Company having timely delivered its PCAOB audited financial statements for the years ended December 31, 2022 and December 31, 2023 (the “PCAOB Financial Statements”).

In addition, the obligations of the Company to consummate the Transactions are also subject to, among other things (i) the representations and warranties of ShoulderUp, ShoulderUp Merger Sub and Holdings being true and correct, subject to the materiality standards contained in the Business Combination Agreement, (ii) material compliance by ShoulderUp, ShoulderUp Merger Sub and Holdings with their pre-closing covenants, (iii) the absence of a ShoulderUp Material Adverse Effect, (iv) the Aggregate Merger Consideration shall be approved for listing on Nasdaq, (v) ShoulderUp having cash and cash equivalents of not less than $6 million (“ShoulderUp’s Minimum Proceeds”), including the cash available in ShoulderUp’s trust account and the proceeds from any financing after deducting all transaction expenses of ShoulderUp and the Company and Company Change of Control Payments, (vi) ShoulderUp’s liabilities not exceeding $250,000 at the effective time of the Mergers, (vii) ShoulderUp having entered into employment agreements, in a form mutually agreeable to the parties, with William Reny, Charles Maddox, Edmund Nabrotzky, and Vijayan Nambiar, (viii) ShoulderUp or Holdings having a line of credit (including an equity line of credit) on customary terms of no less than $50 million and no greater than $100 million prior to the effective time of the Mergers (which shall not count towards ShoulderUp’s Minimum Proceeds) and (ix) warrants held by the public stockholders of ShoulderUp shall have been amended to remove the ability of the holders of the warrants to exercise the warrants on a cashless basis.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of ShoulderUp and the Company, (ii) by either ShoulderUp or the Company if the Closing has not occurred on or before August 31, 2024, (iii) by either ShoulderUp or the Company if the consummation of the Transactions is prohibited by governmental order by any Governmental Authority in the United States, (iv) in connection with a breach of a representation, warranty, covenant or other agreement by the Company or ShoulderUp which is not capable of being cured or is not cured within 30 days after receipt of notice of such breach, (v) by either ShoulderUp or the Company if the Stockholder Meeting is held and ShoulderUp Stockholder Approval is not received, (vi) by ShoulderUp if the requisite PCAOB Financial Statements of the Company related to (a) the twelve (12) month periods ended December 31, 2022, and December 31, 2023 have not been delivered by April 30, 2024, and (b) the quarter ending March 31, 2024 have not been delivered by May 15, 2024, or (vii) by ShoulderUp if the Company does not receive the written consent of its stockholders to the Business Combination Agreement and related approvals within five (5) days after the S-4 Registration Statement has become effective.

None of the parties to the Business Combination Agreement are required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful and material breaches of the Business Combination Agreement prior to termination.

Trust Account Waiver

The Company agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in ShoulderUp’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement. The Business Combination Agreement provides investors and security holders with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Stockholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain of the Company’s stockholders entered into a Stockholder Support Agreement with ShoulderUp and the Company, pursuant to which, among other things, such Company stockholders agreed (i) to vote their shares of Company Common Stock in favor of the Business Combination Agreement (including by execution of a written consent), the Mergers and the other Transactions, (ii) to waive any rights to seek appraisal or rights of dissent in connection with the Business Combination Agreement, the Mergers and the transactions contemplated thereby; and (iii) to consent to the termination of all stockholder agreements with the Company (with certain exceptions), effective at Closing, subject to the terms and conditions contemplated by the Stockholder Support Agreement. The Company stockholders party to the Stockholder Support Agreement collectively have a sufficient number of votes to approve the Business Combination Agreement, the Mergers and the other Transactions.

The Stockholder Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Stockholder Support Agreement, all obligations of the parties under the Stockholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Stockholder Support Agreement prior to such termination.

The Stockholder Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Stockholder Support Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, ShoulderUp entered into a Sponsor Support Agreement with its sponsor (the “Sponsor”) and the Company, pursuant to which, among other things, the Sponsor and its affiliates agreed to vote their ShoulderUp shares in favor of the Business Combination Agreement (including by execution of a written consent), the Mergers and the other Transactions, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and termination of the Business Combination Agreement pursuant to its terms.

The Sponsor Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Amendment to Sponsor Letter Agreement

Contemporaneously with the execution of the Business Combination Agreement, ShoulderUp, the Sponsor, and certain individuals, each of whom is a member of ShoulderUp’s board of directors and/or management team amended that certain letter agreement, dated November 16, 2021 (the “Amendment”) to among other things, provide a lock-up agreement pursuant to which they will not transfer any shares of Holdings Common Stock held by them for at least 180 days after the Closing of the Business Combination, subject to certain exceptions for transfers for estate planning purposes or pursuant to a domestic relations order.

The Amendment provides that 2,650,000 of the Holdings Common Stock to be held by the Sponsor at Closing (the “Unvested Shares”) shall be subject to the vesting and forfeiture provisions. The Sponsor agreed that it shall not, and shall cause its affiliates not to, transfer (other than to an affiliate) any Unvested Share held by the Sponsor prior to the date such Unvested Share becomes vested as follows: (i) 1,325,000 of the Unvested Shares shall vest if and at such time as the closing price of the Holdings Common Stock is greater than or equal to $15.00 per share over any twenty (20) trading days within any thirty (30) trading day period, and (ii) 1,325,000 of the Unvested Shares shall vest if and at such time as the closing price of the Holdings Common Stock is greater than or equal to $20.00 per share over any twenty (20) trading days within any thirty (30) trading day period.

Pursuant to the Amendment, the Sponsor has agreed to use up to 3,150,000 of the Founder Shares (the “Investor Shares”) held by the Sponsor to maximize the amount of capital raised on behalf of Holdings, including pledging shares in connection with nonredemption agreements or providing price protection to PIPE investors. Any of the Investor Shares that are not transferred to investors will be forfeited.

A form of the Amendment is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Amendment.

Registration Rights Agreement

At Closing, Holdings will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Company’s stockholders pursuant to which, among other things, Holdings will agree to provide such stockholders with certain rights relating to the registration for resale under the Securities Act of the Holdings Common Stock that they will receive in connection with the Mergers.

Under the terms of the Registration Rights Agreement, the Company stockholders party to the Registration Rights Agreement, will agree to a lock-up pursuant to which they will not transfer their shares of Holdings Common Stock for at least 180 days after the Closing of the Business Combination, subject to certain exceptions for transfers for estate planning purposes or pursuant to a domestic relations order.

A form of the Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Item 7.01. Regulation FD Disclosure

On March 22, 2024, ShoulderUp and the Company issued a joint press release announcing the execution of the Business Combination Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of ShoulderUp, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ShoulderUp under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between ShoulderUp, Holdings, and the Company. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, ShoulderUp and Holdings intend to file relevant materials with the SEC, including the S-4 Registration Statement, which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all ShoulderUp stockholders. ShoulderUp and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of ShoulderUp are urged to read the S-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ShoulderUp through the website maintained by the SEC at www.sec.gov or by directing a request to ShoulderUp to 125 Townpark Drive, Suite 300, Kennesaw, Georgia 30144or via email at rashaun@shoulderup.com.

Participants in the Solicitation

Holdings, ShoulderUp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ShoulderUp’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, information regarding their interests in the business combination and their ownership of ShoulderUp’s securities are, or will be, contained in ShoulderUp’s filings with the SEC, and such information and names of Holdings’ directors and executive officers will also be in the S-4 Registration Statement to be filed with the SEC by Holdings, ShoulderUp or a successor entity thereof, which will include the proxy statement of ShoulderUp. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ShoulderUp, Holdings, or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to ShoulderUp, Holdings or the Company, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including the statements regarding the anticipated timing and benefits of the proposed transactions. All forward-looking statements are based on ShoulderUp’s current expectations and beliefs concerning future developments and their potential effects on ShoulderUp, Holdings or any successor entity thereof. Forward-looking statements are based on various assumptions, whether or not identified in this press release, and are subject to risks and uncertainties. These forward-looking statements are not intended to serve as a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by ShoulderUp’s stockholders, the satisfaction of the minimum trust account amount following any Redemptions by ShoulderUp’s public stockholders, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (iii) the effect of the announcement or pendency of the transaction on Holdings’ business relationships, operating results and business generally, (iv) risks that the transaction disrupts current plans and operations of Holdings, (v) the outcome of any legal proceedings that may be instituted against Holdings or ShoulderUp related to the Business Combination Agreement or the proposed transaction, (vi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder Redemptions, (vii) the risk that Holdings and its current and future collaborators are unable to successfully develop and commercialize Holdings’ products or services, or experience significant delays in doing so, (viii) the risk that Holdings may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, and (ix) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations. The foregoing list of factors is not exhaustive. Investors and security holders should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the S-4 Registration Statement and proxy statement/prospectus discussed above and other documents filed or to be filed by ShoulderUp, Holdings and/or or any successor entity thereof from time to time with the SEC, including the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in ShoulderUp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 20, 2023. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ShoulderUp assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of March 18, 2024, by and among ShoulderUp, Holdings, ShoulderUp Merger Sub, SEI Merger Sub, and the Company.
10.1	Form of Stockholder Support Agreement.
10.2	Form of Sponsor Support Agreement.
10.3	Form of Amendment to that certain letter agreement dated November 16, 2021.
10.4	Form of Registration Rights Agreement.
99.1	Joint Press Release, dated March 22, 2024.
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). ShoulderUp agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, ShoulderUp may request confidential treatment of omitted items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ShoulderUp Technology Acquisition Corp.

By:	/s/ Phyllis Newhouse
	Name:	Phyllis Newhouse
	Title:	Chief Executive Officer

Dated: March 22, 2024